File pursuant to Rule 424(b)(3)
                                                             File No. 333-80023

                    Supplement dated September 16, 1999
                    to Prospectus dated August 25, 1999


                       NetLojix Communications, Inc.
               (Formerly known as AvTel Communications, Inc.)


         The following information supplements and amends the Prospectus, dated August 25, 1999, of AvTel Communications, Inc. relating to the issuance of 2,103,939 shares of AvTel's common stock. This Supplement should be read in conjunction with the Prospectus dated August 25, 1999.

Sale of Matrix Telecom, Inc.

         On August 31, 1999, AvTel and its wholly-owned subsidary, Matrix Telecom, Inc., entered into a stock purchase agreement with Energy TRACS Acquisition Corp. Energy TRACS Acquisition Corp. is a wholly-owned subsidiary of Platinum Equity Holdings, LLC. Pursuant to the stock purchase agreement, AvTel agreed to sell all of the issued and outstanding capital stock of Matrix to Energy TRACS Acquisition Corp. or its assignee. On September 1, 1999, Energy TRACS Acquisition Corp. assigned its rights under the stock purchase agreement to Matrix Acquisition Holdings Corp.

         The closing of the transaction is subject to certain contingencies, including regulatory consents and the approval of AvTel shareholders. Shareholders representing over 50% of votes required to approve the transaction have indicated that they will vote in favor of the agreement.

         The unaudited pro forma financial statements giving effect to the sale of Matrix are contained on the following pages.

Name Change

         On September 15, 1999, AvTel Communications, Inc. changed its name to NetLojix Communications, Inc. NetLojix's common stock continues to be traded on the Nasdaq SmallCap Market, but is now traded under the symbol "NETX."




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

               NETLOJIX COMMUNICATIONS, INC. AND SUBSIDIARIES
              (FORMERLY KNOWN AS AVTEL COMMUNICATIONS, INC.)
      UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS




Introduction

     The following unaudited pro forma financial statements give effect to the sale of all of the issued and outstanding stock of Matrix Telecom, Inc., a wholly owned subsidiary of NetLojix Communications, Inc. ("NetLojix"), to Matrix Acquisition Holding Corp. ("MAHC"). Prior to September 15, 1999, NetLojix was known as AvTel Communications, Inc. MAHC is a wholly-owned subsidiary of Platinum Equity Holdings, LLC. The stock transfer agreement was signed on August 31, 1999. The closing of the transaction is subject to certain contingencies, including regulatory consents and the approval of NetLojix shareholders. Shareholders representing over 50% of votes required to approve the transaction have consented to the transaction. Consideration for the transaction included assumption of debt, assignment of certain Matrix assets to NetLojix, future exchange carrier services and cash based on future performance of Matrix internet product offerings.

     The unaudited proforma financial statements should be read in conjunction with the historical financial statements of NetLojix and accompanying notes. This pro forma information is presented for illustration purposes only and is not necessarily indicative of the results which actually would have been achieved if the Matrix sale had been effected on the pro forma dates, nor is it necessarily indicative of future results.

     The Unaudited Pro Forma Balance Sheet at June 30, 1999 assumes that the Matrix sale was effected on that date. The Unaudited Pro Forma Statements of Operations for the year ended December 31, 1998 and for the six months ended June 30, 1999 assume the sale occurred January 1, 1998.

              NETLOJIX COMMUNICATIONS, INC. AND SUBSIDIARIES
              (FORMERLY KNOWN AS AVTEL COMMUNICATIONS, INC.)
         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               June 30, 1999
                                                           Pro Forma       Pro Forma
                                            Historical    Adjustments    Balance Sheet
                      Assets                ----------    -----------    -------------
                      ------
CURRENT ASSETS
  Cash and cash equivalents                $   684,989            -          684,989
  Accounts receivable, net                   4,004,945   (2,591,148) (a)   1,413,797
  Federal and state income tax
   receivable                                1,325,000            -        1,325,000
  Other current assets                       1,088,655     (378,708) (a)     709,947
                                             ----------   -----------       ---------
         Total current assets                7,103,589   (2,969,856)       4,133,733
  Property and equipment, net                1,963,581   (1,022,902) (a)     940,679
  Goodwill, net                              4,204,868                     4,204,868
  Other assets, net                          1,158,710       (5,115) (a)   1,153,595
                                             ---------   -----------      ----------
          Total assets                     $14,430,748   (3,997,873)      10,432,875
                                           ===========   ===========      ==========
  Liabilities and Stockholders' Equity
  ------------------------------------
 CURRENT LIABILITIES
   Accounts payable and other
    accrued expenses                       $ 3,498,110   (2,010,067) (a)   1,488,043
   Accrued network services costs            4,500,953   (4,500,953) (a)           -
   Sales and excise tax payable              1,344,977     (724,555) (a)     620,422
   Due to affiliates                            98,332      (98,332) (a)           -
   Other current liabilities                 1,432,464     (267,125) (a)   1,165,339
                                           -----------   -----------       ---------
     Total current liabilities              10,874,836   (7,601,032)       3,273,804
   Long-term borrowings                      2,226,619   (2,226,619) (a)           -
   Common Stock subject to put
    option                                     112,577                       112,577
   Long-term obligations under
     capital leases                            160,840       (1,300) (a)     159,540
                                            ----------   -----------       ---------
           Total liabilities                13,374,872   (9,828,951)       3,545,921
                                           -----------   -----------       ---------
STOCKHOLDERS' EQUITY
   Preferred stock, authorized 750,000 shares,
     $0.01 par value                                 -            -                -
   Series A convertible convertible preferred
     stock, authorized 250,000 shares,  $0.01
     par value, cumulative as to 8$ dividends,
     147,700 shares issued and outstanding.
     (Liquidation preference of $704,032
     including dividends in arrears.)            1,477            -            1,477
   Series B convertible preferred stock,
     authorized 1,500 shares, $0.01 par value,
     annual dividends of $30 per share, 1,500
     shares issued and outstanding.
     (Liquidation preference of $1,500,000.)        15            -               15
   Common stock, authorized 20,000,000 shares,
     $0.01 par value, issued 10,579,870 and
     10,409,473 shares at June 30, 1999 and
     December 31, 1998, respectively.          105,048            -          105,048
   Additional paid in capital               21,384,408            -       21,384,408
   Accumulated deficit                     (20,434,961)   5,831,078 (a) (14,603,883)
   Treasury stock, $0.01 par value,
     11,075 shares at June 30, 2000               (111)           -            (111)
                                           ------------   ---------      -----------
       Total stockholders' equity            1,055,876    5,831,078        6,886,954
       Total liabilities and
         stockholders' equity             $ 14,430,748   (3,997,873)      10,432,875
                                          ============   ===========     ===========

Notes to Unaudited Pro Forma Balance Sheet

 (a) Record the sale of Matrix for assumption of liabilities and fair value of future services. A gain of $5,831,078 is reflected in the Pro Forma balance sheet.



              NETLOJIX COMMUNICATIONS, INC. AND SUBSIDIARIES
              (FORMERLY KNOWN AS AVTEL COMMUNICATIONS, INC.)
         PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                (Unaudited)

                                        Year Ended                                  Six Months Ended
                                    December 31, 1998                                June 30, 1999
                                    -----------------                                -------------
                         Historical    Adjustments      Proforma       Historical     Adjustments       Proforma

REVENUES               $ 44,013,498   (34,125,769)  a   9,887,729      18,650,775     (10,781,366)  a   7,869,409

COST OF REVENUES         31,849,354   (25,796,234)  a   6,053,120      12,644,779      (8,027,271)  a   4,617,508
                       ---------------------------      ---------      ---------------------------      ---------

GROSS MARGIN             12,164,144    (8,329,535)      3,834,609       6,005,996      (2,754,095)      3,251,901

Operating expenses
 Selling, general and
   administrative        18,480,576   (13,978,781)  a                  10,239,790      (6,056,620)  a
                                        1,539,011   b   6,040,806                         858,950   b   5,042,120
 Depreciation and
   amortization           1,107,321      (487,794)  a                     753,345        (254,931)  a
                                              370   b     619,897                          37,598   b     536,012
                        --------------------------      ---------     ------------     -----------      ---------
   Total operating
     expenses            19,587,897   (12,927,194)      6,660,703      10,993,135      (5,415,003)      5,578,132

                        --------------------------      ---------      ----------      -----------      ---------
OPERATING LOSS           (7,423,753)    4,597,659      (2,826,094)     (4,987,139)      2,660,908      (2,326,231)

Interest expense            (86,251)       18,889   a     (67,362)       (212,692)         73,677   a    (139,015)
Gain on sale of subsidiary        -     5,831,078   d   5,831,078               -                               -
Other Income (expense),
 net                        181,107       (88,770)  a      92,337          13,099          (4,795)  a       8,304
                         -------------------------      ----------     -----------      ----------      ----------
Loss before income       (7,328,897)   10,358,856       3,029,959      (5,186,732)      2,729,790       (2,456,942)
 taxes

Income tax benefit        1,526,579    (1,526,579)  a           -               -               -                -
                        --------------------------     -----------     -----------      ----------     ------------

NET LOSS               $ (5,802,318)    8,832,277       3,029,959      (5,186,732)      2,729,790       (2,456,942)
                        ==========================     ===========     ===========      ==========     ============


a  To record reduction in revenues, cost of sales and operating expenses related to sale of Matrix.
b  To reverse allocated operating expenses that were previously allocated to Matrix, but will remain after the sale.
c  To reduce interest expense associated with Matrix borrowings.
d  To record gain associated with the sale of Matrix.




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